The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, NY 10901

June 24, 2009

Michael Rayden
c/o Tween Brands, Inc.
8323 Walton Parkway
New Albany, Ohio  43054

Dear Michael:

On the date hereof, The Dress Barn, Inc. (“Parent”), Thailand Acquisition Corp. (“Acquisition Sub”) and Tween Brands, Inc. (the “Company”) are entering into an Agreement and Plan of Merger dated June 24, 2009 (the “Merger Agreement”), pursuant to which Acquisition Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.  Capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

Reference is also made to the Employment Agreement effective as of December 3, 2008, between the Company and you (the “Employment Agreement”) and the Executive Agreement effective as of December 3, 2008, between the Company and you (the “Executive Agreement” and, together with the Employment Agreement, the “Rayden Agreements”).

Effective upon the Effective Time, Parent, the Company and you hereby agree as follows:

1.  Prior to the Closing, but having effect at the Effective Time, the Board of Directors of Parent shall adopt a resolution and shall take all other action necessary to appoint you to the Board of Directors of Parent, to serve as a director of Parent for a term expiring in 2010 or your earlier death, resignation or removal.  For at least one additional term ending no earlier than 2012, so long as you shall continue to be employed by the Company, the Board of Directors of Parent shall nominate you for re-election to the Board of Directors of Parent by the stockholders at the expiration of each term of your service on the Board of Directors of Parent.

2.  By your execution of this letter agreement, effective upon the Effective Time, you hereby irrevocably tender your resignation as a director of Parent, such resignation to take effect immediately upon termination of your employment with the Company for any reason without any further writing, act or action by you.  You acknowledge and agree that such resignation is irrevocable and coupled with an interest, and that Parent would not enter into this letter agreement without your agreement as set forth in this paragraph 2.  You further acknowledge and agree that, notwithstanding anything to the contrary contained in the Rayden Agreements, including, without limitation, Section 18 of the Employment Agreement and Section 8 of the Executive Agreement, in the event that you shall refuse to resign as a director of Parent immediately upon termination of your employment with the Company for any reason or shall otherwise seek to maintain your position as a director of Parent thereafter, neither the Company nor Parent shall have any obligation to make any payments otherwise due to you under the Rayden Agreements until your effective resignation as a director of Parent.

Michael Rayden
June 24, 2009

3.  You further agree that, effective upon the Effective Time, the first paragraph of Section 12(b) of the Employment Agreement is hereby deleted in its entirety, and the following shall be inserted in lieu thereof:

“(b) Non-Competition.  During the Non-Competition Period defined below, the Executive shall not, directly or indirectly, without the prior written consent of the Board, own, manage, operate, join, control, be employed by, consult with or participate in the ownership, management, operation or control of, or be connected with (as a stockholder, partner or otherwise), any business, individual, partner, firm, corporation, or other entity that competes or plans to compete, directly or indirectly, with the Company, its products, or any division, subsidiary or affiliate of the Company (other than dressbarn, maurices or any other business acquired by Parent after the Effective Time and not engaged in the same business as the Company); provided, however, that the “beneficial ownership” by the Executive after termination of employment with the Company, either individually or as a member of a “group,” as such terms are used in Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of not more than two percent (2%) of the voting stock of any publicly held corporation, shall not be a violation of Section 12 of this Agreement.”

4.  You further agree that the second paragraph of Section 12(b) of the Employment Agreement is hereby amended, effective upon the Effective Time, to delete the last sentence thereof.

5.  You further agree that, effective upon the Effective Time, the first paragraph of Section 12(c) of the Employment Agreement is hereby deleted in its entirety, and the following shall be inserted in lieu thereof:

“(c) Non-Solicitation.  During the No-Raid Period defined below, the Executive shall not, either directly or indirectly, alone or in conjunction with another party, recruit or hire, or attempt to recruit or hire, interfere with or harm, or attempt to interfere with or harm, the relationship of the Company, and/or its subsidiaries with, any person who at any time was an employee, customer or supplier of the Company and/or its subsidiaries or otherwise had a business relationship with the Company and/or its subsidiaries.

Michael Rayden
June 24, 2009

6.  Parent hereby agrees to cause the Surviving Corporation, as successor to the Company, to assume and perform the obligations of the Company under the Employment Agreement and the Executive Agreement and the Surviving Corporation shall be entitled to enforce all of the Company’s rights under the Employment Agreement and Executive Agreement, in each case, in the same manner and to the same extent  that the Company would be required to perform and entitled to enforce as if no such succession had taken place.  In addition, Parent hereby agrees to cause the Surviving Corporation, as successor to the Company, for a two-year period ending on the second anniversary of the Effective Time, not to (a) seek to amend the Employment Agreement or the Executive Agreement or (b) reduce, without your consent, any employee benefit, fringe benefit or perquisite that you currently receive from the Company and that is disclosed (to the extent required by Securities and Exchange Commission regulations) in the Company’s most recent proxy statement.

7.  You agree to take such further action and execute such further documents as Parent may reasonably request to effectuate the foregoing agreements.

If the Merger Agreement shall be terminated without the Merger having been consummated, this letter agreement shall automatically terminate and be of no further force or effect.

Michael Rayden
June 24, 2009

Please acknowledge your agreement with this letter by signing below.

Sincerely, THE DRESS BARN, INC.

By:	/s/ David R. Jaffe
Name: David R. Jaffe
Title: President and Chief Executive Officer

ACKNOWLEDGED AND AGREED: TWEEN BRANDS, INC.

By:	/s/ Michael Rayden
Name: Michael Rayden
Title: Chairman and Chief Executive Officer

/s/ Michael Rayden
Michael Rayden